FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March 2021

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding provision for asset impairment of Huaneng Power International, Inc. (the "Registrant"); and

2.	an announcement regarding resolutions passed at meeting of board of directors of the Registrant;

Each made by the Registrant on March 24, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON PROVISION FOR ASSET IMPAIRMENT

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The “Proposal on the Company’s Provision for Significant Asset Impairment” was considered and passed at the 11th meeting of the tenth session of the Board of Directors of Huaneng Power International, Inc. (the “Company” or “Huaneng Power International”) convened on 23 March 2021. To objectively reflect the Company’s asset status and operating results, and to ensure that the accounting information is authentic and reliable, in the fourth quarter of 2020, the Company adopts the necessary impairment testing and evaluation of assets with signs of impairment in accordance with the relevant provisions of the “Accounting Standards for Business Enterprises No. 8 - Asset Impairment”, the Company proposes to make a provision for impairments of assets with signs of impairment based on the principle of prudence. The main particulars are as follows:

I.	ACCRUAL OF IMPAIRMENT PROVISION

Under the PRC Accounting Standards, in the fourth quarter of 2020, impairment on assets of RMB6.037 billion in total shall be provided for the Company on a consolidated basis. Under the IFRS, due to the differences in asset value arising from the differences in acquisition standards under common control, additional impairment on assets of RMB2.865 billion shall be provided for the Company on a consolidated basis, a total of impairment on assets of RMB8.902 billion shall be provided accordingly.

Under the PRC Accounting Standards, in the fourth quarter of 2020, impairment on assets of RMB1.225 billion in total shall be provided for the parent company of the Company on a consolidated basis, of which impairment on long-term equity investment of RMB1.036 billion shall be provided; impairment on individual assets to be shut down and scrapped of RMB130 million and impairment on upfront fees of RMB34 million shall be provided; and impairment on accounts receivable and inventories of RMB25 million shall be provided. There is no standard difference in the above impairments, and the impairment on long-term equity investment does not affect the profit and loss of the Company on a consolidated basis.

1.	Impairment on the basis of asset groups

The Company has a total of 13 asset groups that need to be provided for impairment on a consolidated basis under the PRC Accounting Standards (the “PRC Accounting Standards”) and the International Financial Reporting Standards (the “IFRS”), with an impairment amount of RMB4.744 billion and RMB7.435 billion, respectively, including: an impairment of RMB661 million (RMB721 million under the IFRS) for Huaneng Yichun Thermal Power Co., Ltd. (“Yichun Thermal Power”), an impairment of RMB492 million for Huaneng Guilin Gas Distributed Energy Co., Ltd. (“Guilin Gas”), an impairment of RMB465 million (RMB750 million under the IFRS) for Baiyanghe Power Plant under Huaneng Shandong Power Generation Co., Ltd., an impairment of RMB457 million for Zhongtai Power Plant under Huaneng Shandong Power Generation Co., Ltd., an impairment of RMB406 million (RMB625 million under the IFRS) for Huaneng Jiaxiang Power Generation Co., Ltd., an impairment of RMB398 million (RMB986 million under the IFRS) for Huaneng Jining Canal Power Generation Co., Ltd. (“Jining Canal Power”), an impairment of RMB352 million for Huaneng Tongwei Wind Power Co., Ltd. (“Tongwei Wind Power”), an impairment of RMB333 million (RMB661 million under the IFRS) for Yantai Power Plant (“Yantai Power”) under Huaneng Shandong Power Generation Co., Ltd., an impairment of RMB278 million (RMB979 million under the IFRS) for Huaneng Linyi Power Generation Co., Ltd. (“Linyi Power”), an impairment of RMB274 million for Huaneng Yingkou Xianrendao Thermal Power Co., Ltd. (“Yingkou Xianrendao Thermal Power”), an impairment of RMB270 million for Huaneng Zuoquan Coal Power Co., Ltd. (“Zuoquan Coal Power”), an impairment of RMB190 million (RMB700 million under the IFRS) for Huaneng Liaocheng Thermal Power Co., Ltd. (“Liaocheng Thermal Power”), and an impairment of RMB168 million for Gezhen Hydropower Plant under Huaneng Hainan Power Generation Co., Ltd.

In the fourth quarter of 2020, the Company has 5 goodwill asset groups that need to be impaired under the PRC Accounting Standards and the IFRS, with an impairment amount of RMB564 million and RMB685 million, respectively, including: an impairment of RMB405 million (under the PRC Accounting Standards and the IFRS) for Jining Canal Power, an impairment of RMB159 million (under the PRC Accounting Standards and the IFRS) for Linyi Power, an impairment of RMB66 million (under the IFRS) for Liaocheng Thermal Power, an impairment of RMB31 million (under the IFRS) for Yantai Power and an impairment of RMB24 million (under the IFRS) for Yichun Thermal Power.

2.	Impairment on assets to be scrapped

The impairment on assets to be scrapped is RMB217 million, including: an impairment of RMB86 million for the demolished buildings, machineries and equipment of No. 1 and No. 2 Generation Units at Nantong Power Plant of Huaneng Power International, Inc., an impairment of RMB84 million for the Xiangyangzha water intake project to be scrapped by Huaneng Beijing Thermal Power Co., Ltd., an impairment of RMB34 million for the facilities used in the transitional heat source station project to be scrapped by Dalian Power Plant (“Dalian Power Plant”) under Huaneng Power International, Inc., and an impairment of RMB13 million for other projects.

3.	Impairment on upfront fees

The impairment on upfront fees is RMB416 million, including: an impairment of RMB260 million for the Guanyun Large Generation Unit project of Huaneng Huaiyin Power Generation Co., Ltd., an impairment of RMB56 million for Chaohu Phase II project of Huaneng Chaohu Power Generation Co., Ltd., an impairment of RMB48 million for Luoyuan Phase II project of Huaneng Luoyuan Power Generation Co., Ltd., an impairment of RMB17 million for Gulei thermal power project and other projects of Huaneng Power International, Inc. Fujian Branch, an impairment of RMB11 million for the new construction project at Suizhou Power Plant of Huaneng Suizhou Power Generation Co., Ltd., and an impairment of RMB24 million in total for other projects.

4.	Accounts receivable, inventories and other items

The provision for impairment on accounts receivable under the PRC Accounting Standards and the IFRS both are RMB106 million, including: the credit impairment loss of RMB68 million as calculated according to accounting standards due to a further longer payback period of deferred interest on electricity charges occurred in Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd., an impairment on heat charges receivable of RMB17 million for Huaneng Yingcheng Thermal Power Co., Ltd., and an impairment of RMB21 million for other units in total. Under the PRC Accounting Standards, the reversal of impairment provision for previous years resulted in a decrease of RMB53 million in the impairment of this year, of which Huaneng Wuhan Power Generation Co., Ltd. (“Yangluo Power Plant”) made an impairment provision for the accounts receivable from an industrial company amounting to RMB109 million in previous years, of which RMB52 million was recovered this year.

The impairment on inventories is RMB43 million, including: RMB11 million for Dalian Power Plant, RMB9 million for Huaneng Nanjing Jinling Power Generation Co., Ltd., RMB8 million for Yangluo Power Plant, and RMB15 million for other units.

5.	Impairment on long-term equity investments of parent company

In the fourth quarter, the Company made provisions for impairments on long-term equity investments of RMB1.036 billion, including: RMB209 million for Guilin Gas, RMB352 million for Yingkou Xianrendao Thermal Power, RMB262 million for Tongwei Wind Power and RMB213 million for Zuoquan Coal Power. The Company’s long-term equity investments in Guilin Gas and Xianrendao Thermal Power were written down to zero.

II.	IMPACT OF PROVISION FOR IMPAIRMENT ON THE COMPANY’S FINANCIAL POSITION

The aforesaid accrual of impairment provisions resulted in a decrease of approximately RMB6.037 billion in the Company’s total profit in 2020 under the PRC Accounting Standards on a consolidated basis, and a decrease of approximately RMB8.902 billion in the Company’s total profit in 2020 under the IFRS on a consolidated basis.

III.	REVIEW PROCEDURES FOR THE PROVISION FOR IMPAIRMENT

The “Proposal on the Company’s Provision for Significant Asset Impairment” was considered and passed at the 11th meeting of the tenth session of the Board of Directors convened on 23 March 2021. The Board of Directors of the Company is of the view that the provision for asset impairment is based on the principle of prudence, is well-founded, and reflects the Company’s asset status fairly, and agreed to the provision of the asset impairment.

The Company convened the fourth meeting of the tenth session of the Supervisory Committee on 23 March 2021, and considered and approved the “Proposal on the Company’s Provision for Significant Asset Impairment”. The Supervisory Committee of the Company is of the view that the provision for asset impairment is based on the principle of prudence, is well-founded, and reflects the Company’s asset status fairly, and agreed to the provision for the asset impairment.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
24 March 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

RESOLUTIONS PASSED AT THE ELEVENTH MEETING OF THE TENTH SESSION OF THE BOARD OF DIRECTORS

On 23 March 2021, the board of directors (the “Board of Directors”) of Huaneng Power International, Inc. (the “Company” or “Huaneng Power International”) convened the eleventh meeting (the “Meeting”) of the tenth session of the Board of Directors at the headquarters of the Company. Fifteen Directors were eligible to attend the Meeting in person, and a total of fifteen Directors attended the Meeting (either in person or by proxy). Liu Jizhen, an independent non- executive Director, failed to attend the Meeting due to other business and entrusted Xu Mengzhou, an independent non-executive Director, to vote on his behalf. The Supervisors, the senior management of the Company and the Secretary of the Board were also present at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Zhao Keyu (Chairman) presided over the Meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	THE WORKING REPORT OF THE PRESIDENT OF THE COMPANY FOR 2020 WAS APPROVED

2.	THE WORKING REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR 2020 WAS APPROVED

3.	PROPOSAL ON THE COMPANY’S PROVISION FOR SIGNIFICANT ASSET IMPAIRMENT

The Board of Directors of the Company is of the view that the provision for asset impairment is based on the principle of prudence, is well-founded, and reflects the Company’s asset status fairly, and agreed to the provision of the asset impairment.

4.	PROPOSAL ON FINANCIAL WRITE-OFF OF DISPOSAL OF THE COMPANY’S ASSET LOSSES

In 2020, the Company’s allowance for asset impairment eligible to be written off is as follows:

In 2020, Huaneng Wuhan Power Generation Co., Ltd. (“Yangluo Power Plant”) completed the closure and cancellation of Huazhong Huaneng Wuhan Yangluo Power Plant Industrial Company (the “Industrial Company”), a big collectively owned enterprise under the management of Yangluo Power Plant, in compliance with the legal procedures. According to the results of the liquidation, the remaining amount of RMB56,660,953.29 in respect of the creditor’s rights of Yangluo Power Plant to the Industrial Company could not be recovered and was therefore applied for financial write-off. The creditor’s rights had been fully provided for bad debts before the Company acquired Yangluo Power Plant in 2014, therefore the write-off will not affect the profit and loss of the Company.

5.	THE FINAL FINANCIAL REPORT OF THE COMPANY FOR 2020 WAS APPROVED

6.	THE PROPOSED PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR 2020

It was agreed that the Company’s proposed profit distribution plan for 2020 is a cash dividend of RMB0.18 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,825,656,804.62.

7.	PROPOSAL REGARDING THE APPOINTMENT OF THE COMPANY’S AUDITORS FOR 2021

It was resolved that Ernst & Young Hua Ming LLP would be appointed as the Company’s domestic and US 20F report auditors and Ernst & Young as the Company’s Hong Kong auditors for 2021. The total remuneration for 2021 is RMB26.5 million, including internal control audit fees of RMB3.98 million, which shall be subject to appropriate adjustment according to the actual audit scope.

8.	THE SELF-EVALUATION ON INTERNAL CONTROL FOR 2020 OF THE COMPANY BY THE BOARD OF DIRECTORS

The Self-evaluation Report on Internal Control for 2020 of Huaneng Power International, Inc. was approved, and the Chairman was authorized to sign it.

9.	THE COMPANY’S ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT FOR 2020 WAS APPROVED

10.	THE COMPANY’S SOCIAL RESPONSIBILITY REPORT FOR 2020 WAS APPROVED

11.	THE COMPANY’S ANNUAL REPORT FOR 2020 WAS APPROVED

12.	THE SPECIFIC REPORT ON THE STATUS REGARDING THE DEPOSIT AND ACTUAL USE OF THE PROCEEDS FOR 2020 WAS APPROVED

13.	PROPOSAL ON USING PART OF IDLE PROCEEDS TO TEMPORARILY REPLENISH WORKING CAPITAL

According to project progress and payment arrangement of the projects funded by the proceeds from the non-public issuance of A shares of the Company, it is estimated that RMB989.56 million of the proceeds will be idle for a certain period of time. With a view to improving the efficiency of the use of proceeds and reducing the financial expenses of the Company, after comprehensive consideration of the subsequent proceeds utilization plan of the proceeds-funded projects and the Company’s capital needs, it was agreed that the Company could temporarily replenish working capital with idle proceeds not exceeding RMB989.56 million.

The temporary replenishment of the working capital with idle proceeds is limited to the production and operation use in relation to main business, and is guaranteed not to be directly or indirectly used for transactions such as new share placement, subscription, or stocks and derivatives and convertible corporate bonds.

The term of the temporary replenishment of the working capital shall not exceed 12 months, which shall commence from the date on which the Board of Directors of the Company considers and approves the resolution. If the proceeds-funded projects need to use the proceeds, the Company shall promptly return the part of the proceeds to the proceeds special account accordingly so as to ensure the normal operation of the proceeds-funded projects.

The Company will strictly abide the relevant regulations regarding the proceeds management to ensure that the proceeds will be returned to the proceeds special account in a timely manner and with sufficient amount before the expiry of the supplement of the working capital. The temporarily supplement of the working capital by way of using idle proceeds does not change the use of proceeds, nor does it affect the normal progress of the investment plan of the proceeds.

14.	RESOLUTIONS REGARDING THE ISSUES OF SHORT-TERM DEBENTURES, SUPER SHORT-TERM DEBENTURES AND DEBT FINANCING INSTRUMENTS (BY WAY OF NON-PUBLIC PLACEMENT)

It was agreed that: (1) from the date on which the approval is obtained at the 2020 annual general meeting to the conclusion of the 2021 annual general meeting, the Company be authorised to issue (in either one or multiple tranches) short-term debentures (the “Short-term Debentures”) with a principal amount not exceeding RMB10 billion, super short-term debentures (the “Super Short-term Debentures”) with a principal amount not exceeding RMB30 billion, and the private placement of debt financing instruments (the “Private Placement of Debt Financing Instruments”) with a principal amount not exceeding RMB6 billion (i.e. the outstanding principal balance of the Short-term Debentures in issue shall not exceed RMB10 billion, the outstanding principal balance of the Super Short-term Debentures in issue shall not exceed RMB30 billion and the outstanding principal balance of the Private Placement of Debt Financing Instruments in issue shall not exceed RMB6 billion at any time within the period as prescribed therein) for use to enhance the debt structure, expand the debt channel and to reduce the finance costs of the Company; (2) approval to be sought at the general meeting for unconditional general mandate(s) to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of the Short-term Debentures, the Super Short-term Debentures and the Private Placement of Debt Financing Instruments in accordance with the needs of the Company and the market conditions, including but not limited to the final principal amount of the Short-term Debentures, the Super Short-term Debentures and the Private Placement of Debt Financing Instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

15.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

i.
It was resolved that from the date on which the approval is obtained at the 2020 annual general meeting to the conclusion of the 2021 annual general meeting and upon obtaining approval at relevant regulatory authorities, the Company shall be authorised to issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB80 billion or equivalent in or outside the People’s Republic of China. Such instruments include but are not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB-denominated bonds, overseas USD-denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date). (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement of the debt financing instruments issued in the domestic interbank bond market.)

ii.
It was proposed that approval be obtained at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to determine, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, the terms and conditions for the issue of the relevant debt financing instruments and to attend to other relevant matters (which include but are not limited to):

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operational needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Methods of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments.

(3)
procuring approval of the issue of the relevant debt financing instruments with the relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority.

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid from the date on which approval is obtained at the 2020 annual general meeting to the conclusion of the 2021 annual general meeting. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

16.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO THE BOARD TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES

It was agreed that the Board be granted the general mandate to issue domestic shares and/or overseas listed shares. Details of the mandate are set out below:

(1)
Subject to paragraphs (3) and (4) below, the Board (or the Directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares.

(2)
The approval in paragraph (1) shall authorise the Board (or the Directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) conditionally or unconditionally, separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the 2020 annual general meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed: and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earlier of:

(a)	the conclusion of the next annual general meeting of Huaneng Power International; or

(b)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(6)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the Directors authorised by the Board) of Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above, and to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this General Mandate.

(7)
The Board (or the Directors authorised by the Board) or Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations or the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

17.	PROPOSAL REGARDING THE CONVENING OF THE COMPANY’S ANNUAL GENERAL MEETING FOR 2020

As resolutions number 2, 5, 6, 7, 14, 15 and 16 above shall be tabled at the general meeting for approval, the Board of Directors has decided to convene the annual general meeting for 2020 and submit the said proposals at the annual general meeting for 2020 for consideration and approval. Details including the time, venue and agenda of the meeting will be announced by the Board by way of a separate notice of annual general meeting.

The independent Directors of the Company have approved the above resolutions numbers 6, 7 and 13, and provided their opinions.

The above resolutions were considered and passed in Beijing on 23 March 2021.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
24 March 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

	Name:	Huang Chaoquan

	Title:	Company Secretary

Date:  March 24, 2021